SLATED, INC AND SUBSIDIARIES

(A Delaware Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

SLATED, INC AND SUBSIDIARIES

(A Delaware Corporation)

TABLE OF CONTENTS

December 31, 2021 and 2020

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists Business Consultants
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net Website: alantschiffman.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Slated, Inc and Subsidiaries
New York, NY

We have audited the accompanying consolidated financial statements of Slated, Inc. and Subsidiaries (the Company) which comprise the Balance Sheets as of December 31, 2021 and 2020, and the related Statement of Operations, Changes in Stockholders' Deficit, and Cash Flows for the two years then ended, and the related notes to the financial statements. We did not audit the consolidated financial statements as of December 31, 2020 and for the year then ended. Those consolidated financial statements were audited by other auditors whose report dated December 23, 2021, has been furnished to us, and our opinion insofar as it relates to amounts included for December 31, 2020 and the year then ended, is based solely on the report of the other auditors.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slated, Inc. and Subsidiaries, as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in Note 10.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern for a reasonable period of time.
- The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 10 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

ALAN T. SCHIFFMAN, CPA, PC
Certified Public Accountants
June 27, 2022

NOTE 1 – NATURE OF OPERATIONS

Slated, Inc. and Subsidiary Companies, (a Delaware corporation) (the Company) was organized on December 17, 2009 as a limited liability company and was converted to a corporation on January 11, 2011. The Company provides on-line filmmakers, talent, financiers, producers and distributors with packaging tools, predictive analytics and quality projects to evaluate the quality of scripts, the strength of the team, audience reaction to the cut and financial potential. Through analysis services, marketplace matching, and executive producer services the Company provides online film packaging, financing, and a distribution marketplace. Revenues are generated by charging for (i) script analysis, (ii) the aforesaid services and (iii) for packaging films to enhance the profits of produced films.

Since inception, the Company has relied upon its shareholders, lenders and investors for funding and cash flow to pay for operating expenses. (See discussions below). For the period from December 17, 2009, (inception) to December 31, 2021, the Company has generated losses aggregating $19,435,168. These matters do raise concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity ("SAFE instruments") (see Note 11). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Our Business Startups Act ("JOBS Act") as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SLATED, INC AND SUBSIDIARIES

(A Delaware Corporation)

Consolidated Balance Sheets

December 31, 2021 and 2020

(See Independent Auditor's Report)

	2021	2020
Assets		
Current assets:		
Cash and cash equivalents	$ 136,905	$ 115,480
Accounts receivable, net	46,337	7,395
Prepaid expenses	35,187	15,217
Accrued revenue	19,400	
Total current assets	237,829	138,092
Fixed Assets		
Property, plant and equipment	24,542	24,542
Accumulated Depreciation	(24,106)	(23,510)
Fixed Assets net	436	1,032
Intangible Assets		
Software development	4,391,875	3,943,093
Goodwill	1,169,631	1,169,631
Accumulated Amortization	(3,541,044)	(2,920,311)
Intangible Assets net	2,020,462	2,192,413
Total assets	**$ 2,258,727**	**$ 2,331,537**
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	237,717	106,451
Small Business Administration loan		130,152
Total Current Liabilities	237,717	236,603
Long term liabilities		
Convertible notes	8,250,000	8,250,000
Convertible notes - accrued interest	974,364	740,587
Bridge loan	4,600,000	2,200,000
Bridge loan - accrued interest	283,194	72,562
Total Long term liabilities	14,107,558	11,263,149
Total Liabilities	14,345,275	11,499,752
Stockholders' equity (deficiency)		
Convertible Preferred stock:		
Seed A- $0.0001 par value, 4,445,186 shares authorized, 4,445,186 issued and outstanding	445	445
Seed B - $0.0001 par value, 2,342,086 shares authorized, 2,342,079 issued and outstanding	234	234
Seed C - $0.0001 par value, 2,405,847 shares authorized, 2,405,846 issued and outstanding	241	241
Common stock, $0.0001 par value, 17,881,268 shares authorized, 3,388,148 shares issued and outstanding as of December 31, 2021	339	339
Additional paid-in capital	7,347,361	7,347,361
Retained Earnings (deficit)	(19,435,168)	(16,516,835)
	(12,086,548)	(9,168,215)
Total	**$ 2,258,727**	**$ 2,331,537**

See accompanying notes to financial statements

(A Delaware Corporation)

Consolidated Statements of Operations

For the Years Ended December 31, 2021 and 2020

(See Independent Auditor's Report)

	2021	2020
Revenues		
Product Sales	$ 57,575	$ 38,525
Distribution fees	21,600	-
Slated Marketplace fees	8,420	-
Analysis fee	326,159	181,927
Refunds	(9,857)	(4,643)
Total revenues	403,897	215,809
Cost of Goods Sold		
IT Infrastructure	163,057	135,821
Tech Dev Resouces	29,440	24,446
Hosting	241	4,934
Merchant fees	11,124	5,529
Reader fee	199,118	137,774
Total Cost of sales	402,980	308,504
Gross profit (loss)	917	(92,695)
Operating Expenses		
Advertising and marketing expenses	54,656	23,341
General and Administrative expenses		
Accounting	130,037	12,920
Bank charges	425	402
Bonuses	62,194	38,846
Contractors	112,196	139,811
Consulting	528,550	388,719
Content	900	-
Dues & Subscriptions	2,959	2,803
Employee Benefits	99,685	94,323
Filing fees	15,345	7,668
Gifts	2,973	411
Insurance - Worker's comp	2,956	4,117
Insurance	4,247	3,418
Legal fees	82,817	41,126
Meals and entertainment	12,424	7,014
Office Expenses	61,372	52,673
Payroll processing fees	1,146	1,098
Public relation	1,399	17,350
Repairs & maintenance	-	2,120
Recruiting	565	20,282
Salaries & wages	769,132	482,087
Taxes - payroll	59,591	50,737
Taxes and licenses	450	1,650
Travel	3,746	10,569
Total operating expenses	2,009,765	1,403,485
Other (income) expenses		
Interest (income)	(12)	(3,036)
PPP loan forgiveness	(130,152)	-
Amortization	620,733	618,103
Depreciation	596	281
Interest expense - Convertible note loan	207,689	202,316
Interest expense - Bridge loan	210,630	67,630
Unrealized gain/loss		1,785
Indiepix		6,221
Total	909,485	893,300
Net income (loss)	**$ (2,918,333)**	**$ (2,389,480)**

See accompanying notes to financial statements

SLATED, INC AND SUBSIDIARIES

(A Delaware Corporation)

Consolidated Statement of Shareholders' Equity

For the two years ended December 31, 2021 and 2020

(See Independent Auditor's Report)

reholder's Equity	Common Stock		Convertible Seed A Preferred Stock		Convertible Seed B Preferred Stock		Convertible seed C Preferred Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Par	Shares	Par	Shares	Par	Shares	Par			
nce, December 31, 2019	3,388,148	$ 339	4,445,186	$ 445	2,342,079	$ 234	2,405,846	$ 241	$ 7,347,361	$ (14,127,355)	$ (6,778
loss										$ (2,389,480)	$ (2,389
nce as of December 31, 2020	**3,388,148**	**339**	**4,445,186**	**445**	**2,342,079**	**234**	**2,405,846**	**241**	**7,347,361**	**(16,516,835)**	**(9,168**
loss										$ (2,918,333)	$ (2,918
nce, December 31, 2021	**3,388,148**	**$ 339**	**4,445,186**	**$ 445**	**2,342,079**	**$ 234**	**2,405,846**	**$ 241**	**$ 7,347,361**	**$ (19,435,168)**	**$ (12,086**

See accompanying notes to financial statements

SLATED, INC AND SUBSIDIARIES

(A Delaware Corporation)

Consolidated Statement of Cash Flows

For the Years ended December 31, 2021 and 2020

	2021	2020
Cash Flow From Operating Activities		
Net income (loss)	$ (2,918,333)	$ (2,389,480)
Depreciation/Amortization	620,733	618,384
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	(52,224)	1,488
Increase(Decrease) in accrued expenses	448,509	261,842
Increase (Decrease) in accounts payable	101,080	(28,493)
Net cash provided by (utilized in) operating activities	(1,800,235)	(1,536,259)
Cash flow (absorbed in) from Investing activities		
Increase in intangible assets	(448,187)	(600,027)
Decrease (increase) in deferred assets		
	(448,187)	(600,027)
Financing Activities		
Proceeds from convertible note payable net		
Repayment of loan	(130,152)	
Proceeds from loan payable net	2,400,000	1,330,152
	2,269,848	1,330,152
Net cash used in financing activities	-	-
Net (decrease)/increase in cash and cash equival	21,426	(806,134)
Cash and cash equivalents, beginning of year	115,480	921,614
Cash and cash equivalents, end of period	**$ 136,906**	**$ 115,480**

See accompanying notes to financial statements

During May, 2022, the Company plans on launching a Regulation Crowdfunding pursuant to the Securities Act of up to $5,000,000 of SAFE instruments. The minimum raise was set at $25,000 and the maximum up to $5,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $25,000 ("Minimum Offering"). The Company intends to use the net proceeds to fund the ongoing research and development of its technology, hire new personnel and for working capital and general corporate operating purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Principles of Consolidation

The financial statements include the accounts of Slated, Inc., Slated Analytics LLC and Slated Advisors, Inc. ("the Company"). Intercompany accounts and transactions have been eliminated in consolidation.

The Company accounts for its business acquisitions under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations (ASC 805). The total cost of acquisitions is allocated to the underlying identifiable net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $136,905 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assesses the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company had accounts receivable of $46,337.

Accrued revenue in the amount of $19,400 as of December 31, 2021, is related to a distribution fee which was invoiced in January 2022.

Property, Equipment and Depreciation

Property and equipment is stated at cost. Depreciation of property and equipment is charged to income using the straight line method over the estimated useful lives of the respective assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful lives of the assets. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. At December 31, 2021, management believes that no impairment of the property and equipment exists.

Expenditures for repairs and maintenance are charged to expense as incurred. Major renewals and betterments which significantly extend the useful lives are capitalized. Upon retirement or

disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is accounted for in the statement of operations.

Costs of Computer Software

In accordance with FASB ASC 350, Internal-Use Software, the Company capitalizes the costs of purchased or internally developed software for internal use, as well as costs incurred to design, develop, test and implement enhancements to their software. These have an estimated useful life of five years.

Intangible Assets

Costs related to the development of the platform are capitalized and amortized on a straight-line basis over their useful life. Patents will be amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service. Trademarks and domain names have an indefinite useful life and are therefore not subject to amortization.

Goodwill

Goodwill represents the excess purchase price paid by the Company over the fair value of identifiable assets net of liabilities resulting from the purchase of a business assets and liabilities. The Company has adopted ASU 2014-02, Intangibles, Goodwill and Other (Topic 350): Accounting for Goodwill (ASU 2014-02). As per the accounting alternative in ASU 2014-02 for subsequent measurement of goodwill, the Company amortizes its goodwill over a period of ten years on a straight-line basis. further, the Company has elected to test goodwill for impairment at the reporting level. The Company adopted Accounting Standards Update (ASU 2021-03, Topic Intangibles-Goodwill and other: Accounting Alternative for Evaluating Trigger Events. The Company tests goodwill for impairment when an event occurs that causes goodwill to be impaired as of the end of the financial period. The Company first assesses qualitative factors to determine whether the quantitative impairment test is necessary.

If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company will perform the quantitative test to compare the fair value of the reposting unit with the carrying amount, including goodwill of the reporting unit. If the qualitative assessment indicated that it is not more likely than not that goodwill is impaired, further testing is unnecessary. The goodwill impairment loss, if any is calculated as the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. Based upon such analysis, the Company believes that no impairment charges were required for the years ended December 31, 2021 and 2020.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2021.

Internally developed software to be sold, leased or marketed

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred.

Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2021, the Company has capitalized costs related to internally developed platform totaling $3,943,092 in 2021 and 2020.

Reach and development

The company continues to evaluate its research and development activities against the guidance in ASC 730-10, Research and Development and capitalizes development expenditures.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a corporation for federal and state income tax purposes and, the results of operations are reported on the income tax returns. Accordingly, the financial statements reflect provision for federal and state income taxes for the year ended December 31, 2021

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax

positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2009 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

On January 1, 2019, the Company early adopted ASU No. 2014-09. Revenue from Contracts with Customers (Topic 606), as amended ("ASC 606"), using the modified retrospective method applied to contracts which were not completed as of that date. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous accounting principles generally accepted in US GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The Company recognizes revenue primarily when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured, any losses on contracts are recognized immediately.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied..

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Stock-based compensation

In June 2018, FASB amended *ASU No. 2018-07, Compensation – Stock Compensation*, to expand the scope of *Topic 718, Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company has adopted the provisions of ASU No. 2018-07. Refer to the Note 8 for more information.

The Company accounts for stock-based compensation under the provisions of FASB ASC 718. The Company recognizes expense for non-employee restricted stock awards in the same period(s) and in the same manner as though the entity had paid cash for the underlying services provided. Accordingly, the Company recognizes the cost of non-employee restricted share awards during the period when the underlying services are received or performed by the non-employee.

Compensation expense for non-employee restricted stock awards is measured based on the estimated fair value of the underlying award as of the date of grant. The Company reviews restricted stock awards on an award-by-award basis to determine if vesting of the award pertains to a service or performance condition. As such, compensation cost is recognized (1) on the date of grant for restricted share awards with no future service or performance condition, (2) at the time when the underlying service has been performed or rendered, or (3) on a straight-line basis over the defined service period. The Company accounts for forfeitures as they occur.

Cost of products sold

Cost of products sold is primarily comprised of the direct IT infrastructure, tech resources, merchant fees and materials and other fees related to end-use consumers.

Advertising and marketing expenses

The Company expenses advertising and marketing costs as they are incurred. Such costs approximated $54,656 and $ 23,341 respectively, for the years ended December 31, 2021, and 2020.

NOTE 3 - INTANGIBLE ASSETS

As of December 31, 2021 and 2020, the intangible assets include the following: development costs, goodwill, start-up costs as follows:

		2021	2020
Software development cost	(a)	$4,391,875	$3,943,093
Goodwill	(b)	$1,169,631	$1,169,631
Accumulated amortization		($3,541,044)	($2,920,311)
Intangible assets net		**$ 2,020,462**	**$2,192,413**

The intangible assets are being amortized over the estimated economic and useful life of each asset.

(a) Accumulated amortization of the software development costs will be $476,030 for the year 2022; $377,216, for the year 2023, $250,574 for the year 2024 and $126,405 for the year 2025.
(b) Management evaluates the current fair value of the goodwill and believes that the value is fairly stated.

NOTE 4 – LONG TERM LIABILITES

Convertible notes payable:

As of December 31, 2021 and 2020, the Company owes $8,250,000 pursuant to outstanding Convertible Notes Payable. The Convertible Notes Payable bear annual interest at the rates of from 2% to 5% with a weighted average blended interest rate of 2.26% per annum. The Convertible Notes Payable are due September 3, 2022. Accrued interest, compounded annually, as of December 31, 2021 and 2020 are $974,364 and $766,587 respectively.

Pursuant to the Convertible Note Indentures, the notes are either convertible upon the Company's equity financing event or corporate transaction. If the notes are converted, the conversion price is the lesser of $1.40 per share (the original price of $2.00 per note with a discount of 30% due to the time that the notes have been outstanding) of the equity securities sold during the equity raising transaction.

In addition to the convertible note obligations of the Company, the holder of the convertible notes are entitled to warrants for the purchase of common shares of the Company. Warrants outstanding to purchase common shares of the Company total 4,125,000. The applicable warrants should be accounted for as a liability in accordance with ASC 470-20. However, due to the unlikelihood of a execution of the warrants, management has not determined the amount of the liability. The warrants are exercisable at $0.25 per share and are able to be exercised only after the convertible notes have been exercised. The warrants expire simultaneously with the termination of the convertible notes payable.

Increases in the value of the Company and its common stock will cause the value of the potential liability to increase, and such percentage increase in value could be significant compared to the percentage income in the value of the Company's common stock. That notwithstanding, over a period of time management believes that the amount of the liability relative to the value of the common stock will tend to decrease as the time left until expiration of the warrant decreases.

Senior Unsecured Bridge loans, related parties and others:

On November 21, 2019, the Company entered into a note agreement with a related party in the amount of $1,000,000. The note bears interest at the rate of 5% per annum. In November and December 2020, the interest rate was increased to 5.5% and 6% respectively per annum. As of December 31, 2021 and 2020, the Company has outstanding Senior Unsecured Bridge Notes in the amount of $4,600,000 and $2,200,000 plus accrued interest thereon of $283,194 and $72,562 respectively. Currently, the Senior Unsecured Bridge Notes bear interest at rates of up to 10% per annum. Unless earlier repaid or credited under Sections 1(b), (c), (d) and/or (e) of this senior unsecured bridge note, the entire unpaid principal amount, together with accrued interest thereon, and all other sums due under this Bridge Note shall be due and payable in full on February 8, 2024. If there is a Financing after the date of origination of the Senior Unsecured Bridge Note and before the Maturity Date, the entire unpaid principal amount, together with accrued interest thereon, and all

other sums due under this Bridge Note shall be due and payable in full. Further, if, prior to the occurrence of a Financing and prior to the Maturity Date, an Extraordinary Event occurs (merger, consolidation or acquisition of the assets of the Company by a third party), the entire unpaid principal amount, together with accrued interest thereon, and all other sums due under this Senior Unsecured Bridge Note shall be due and payable in full. Amounts due under this Bridge Note may be prepaid by Borrower at any time without penalty.

In the sole discretion of Lender, Lender shall be permitted to credit all or any portion of the unpaid principal amount and/or the accrued interest under this Bridge Note towards the exercise price payable by Lender in connection with the exercise of warrants to purchase shares of Borrower's stock. In the event that the amount so credited is less than the aggregate amount of the unpaid principal and accrued interest, the amount credited shall first be applied to accrued interest, and then to unpaid principal. Subject to Sections 1(b)), (c) and (d) above, the net amount of unpaid principal and/or accrued interest after giving effect to such credit shall continue to be due and payable on the Maturity Date.

Notes payable, U.S. Small Business Administration, Payroll Protection Program:

On May 4, 2020, the Company received a loan in the amount of $130,152 under the Payroll Protection Program of the U.S. Small Business Administration (PPP). During 2021, the loan amounting to $130,152, has been forgiven. The forgiveness of the debt is accounted for pursuant to ASC Topic 470, Debt Restructure. Therefore, the non-taxable forgiven loan in the amount of $130,152 is accounted for in the statement of operations as a gain in the amount of $130,152.

NOTE 5- STOCKHOLDERS EQUITY

Pursuant to the Fourth Amended and Restated Certificate of Incorporation of Slated, Inc. dated March 30, 2020, the Board of Directors adopted a resolution to authorize a 2-for-1 forward stock split for each class of stock. Therefore, the Company has the authority to issue 27,074,387 shares of capital stock, (i) 17,881,268 shares of Common Stock, $0.0001 par value per share, (ii) 4,445,186 shares of Convertible Seed A Preferred Stock, $0.0001 par value per share, (iii) 2,342,086 shares of Convertible Seed B Preferred Stock, $0.0001 par value per share, and (iv) 2,405,847 shares of Convertible Seed C Preferred Stock, $0.0001 par value per share.

CONVERTIBLE PREFERRED STOCK

During the period from inception through December 31, 2021 the Company created the aforesaid Convertible Series of A, B and C classes of Preferred Stock (the "Preferred Stock"). As of December 31, 2021 and 2020, the Convertible Preferred Stock Seed A has 4,445,186 shares issued and outstanding, Convertible Preferred Stock Seed B has 2,342,086 shares issued and outstanding and Convertible Preferred Stock Seed C has 2,405,847 shares issued and outstanding. Each of the Convertible Preferred Stock Seed Series A, B and C have identical rights for dividends, voting and conversion to commons stock. The rights attached to the Preferred Stock Seed Series A, B and C are set forth in the Company's Fourth Amended and Restated Certificate of Incorporation dated March 30, 2020. The Preferred Stock is convertible, at the option of the holder, into fully paid shares of common stock pursuant to the Company Certificates of Incorporation.

Holders of the Preferred Stock are entitled to dividends on an as-if-converted basis in the same form as any dividends actually paid on shares of Common Stock.

In the event of a liquidation event, the holders of Preferred Stock are entitled to be paid out of the Company assets available for distribution before Common Stockholders at the greater of i) 1.5 times the original issue price for the Preferred Stock and ii) the amount per share that would have been payable had the Preferred Stock been converted to Common Stock immediately prior to such liquidation event.

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

COMMON STOCK

As of December 31, 2021 and 2020 the Company was authorized to issue the aforesaid shares of common stock. Of the shares of common stock authorized at those dates, all such shares are designated as Voting Common Stock. As of December 31, 2021 and 2020, there were 3,388,148 shares of voting common stock issued and outstanding. The number of shares of common stock may be increased or decreased (but not below the number of shares of Common stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

The holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Voting Common Stock are not entitled to cumulative voting rights. The holders of the Non-Voting Stock are not entitled to vote with respect to any actions of the Company.

The Company shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend per share of Preferred Stock as would equal the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

In the event of the Company's liquidation, dissolution, deemed liquidation event or winding up, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company are available for distribution to the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

NOTE 6 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

During December 2010, the Board of Directors adopted the Stock Option Plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive restricted stock units, (RSO's) stock options ("ISOs) or nonqualified stock options ("NSOs").

As of December 31, 2021, a total of 5,300,000 shares of common stock, were authorized for issuance under the Plan, of which 4,369,066 shares are issued and outstanding and 740,934 shares are available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan. Fully vested options amount to 2,624,273 options at an exercise price of from $0.40 to $1.47 having a blended exercise price of $1.14 for all of the the outstanding options. Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated..

The exercise price of an RSU, ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2021 and 2020 were as follows:

	2021	**2020**
Expected volatility	100.3% - 108.9%	100.6%– 104.4%
Risk-free interest rate	0.28 % - 1.26%	0.4% – 1.8%
Dividend rate	0%	0%
Expected term (in years)	2.2 – 5.9	5.8 – 6.4

Expected volatility: The Company is not publicly traded, the expected volatility for the Company's stock options was determined by using an average of historical volatilities of selected peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on term matching, continuously compounded rates obtained from the US Treasury Constant Maturity yield curve on the valuation date of each award.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding. The "Simplified Method" from SAB Topic14 was used to estimate expected life in the absence of robust historical option settlement data. This is computed as the midpoint between the weighted-average time to vest and the time to expiration.

NOTE 7- INCOME TAXES

The Company has filed its income tax returns for the years ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 8 – RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 10– GOING CONCERN

The Company has adopted the provisions of FASB Accounting Standards Codification Topic 205-40, Presentation of Financial Statements – Going Concern (ASC 205-40). ASC 205-40 requires management to assess an entity's ability to continue as a going concern within one year of the date that the financial statements are issued. In each reporting period an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable that an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity's ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable that the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The Company prepares its financial statements on a going concern basis. The Company began operation in 2009. For the period from inception through December 31, 2021, the Company has incurred losses totaling $19,793,716. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Transactions

Between January 1, 2022 and May 15, 2022, the date these financial were available to be issued, the Company did not incur any material transactions except for selling Bridged Notes in the amount of $1,090,000.

Crowdfund Offering

Crowdfunded Offering
As of February 14, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $5,000,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $5,000,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

The key terms of the Crowd SAFE instrument are as follows:

SAFE Definitions

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company (i) issues and sells Preferred Stock at a fixed pre-money valuation, and (ii) raises an aggregate of at least $5,000,000 (excluding the conversion of any Safe or other convertible security converting in such Equity Financing).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the

shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price

"Conversion Price" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. Where the Safe Price is a price per share equal to the valuation cap divided by the company capitalization and the Discount Price means the price per share of the standard Preferred Stock sold in the Equity Financing multiplied by the discount rate.

"Liquidity Event" means a change of control or an Initial Public Offering

"Liquidity Price" means the price per share equal to the valuation cap divided by the liquidity capitalization. Where the liquidity capitalization means the number of shares, on an as converted basis outstanding prior to the Liquidity Event excluding shares reserves for the equity incentive plan, the SAFE, other SAFEs and convertible promissory notes

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make

certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offerings, provided inf the Offering requires the Portal to facilitate the creation and maintenance of custodial accounts through Prime Trust, the cash commission shall increase by one percent (1%) and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act. For clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).

f) ***Surcharges*** means the following fees as incurred by the

i) If the Company experiences a Material change to the Offering which requires the reconfirmation of investment commitments pursuant to Reg CF Rule 304, the Company will pay an additional one thousand dollar ($1,000) fee to Republic for the additional work associated with effecting each such Material change to the Offering

ii) Any edits to the Offering page after the filing of the Form C which are substantial (at the determination of Republic) will incur a charge of five hundred dollars ($500) per change request, provided that no Surcharges will be incurred for the correction of typos made by the Company or errors made by Republic.

Management's Evaluation:

Management has evaluated subsequent events through May 7, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.